March 13, 2025

Douglas Davis
Chief Executive Officer
VisionWave Holdings, Inc.
300 Delaware Ave., Suite 210 # 301
Wilmington, DE 19801

Noam Kenig
Chief Executive Officer
VisionWave Technologies, Inc.
1061 1/2 N Spaulding
West Hollywood, CA 90046

       Re: VisionWave Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed February 27, 2025
           File No. 333-284472
Dear Douglas Davis and Noam Kenig:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 11, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-4
Certain Defined Terms, page 14

1. The definitions of Bannix Common Stock on page 14 and VisionWave Common Stock and VisionWave Preferred Stock on page 16 refer to a par value of
$0.0001 per
       share. It appears the par value of these shares is $0.01 per share. Please revise or advise.
 March 13, 2025
Page 2

Questions and Answers About the Business Combination and the Special Meeting What equity stake will the Company's current Stockholders and Target Shareholders hold in
VisionWave..., page 23

2. We note from your response to prior comment 15 that you removed pro forma adjustment EE since the Securities Purchase Agreement is already included as a liability in Bannix's financial statements. Considering this liability has been accrued and will be paid in cash at closing of the Business Combination, please explain how this transaction will impact your adjusted net tangible book value. Alternatively, revise to remove this adjustment from the calculation of the numerator. What interests do the Sponsor and the Company's officers and directors have in the Business
Combination?, page 34

3. You disclose here that approximately $2.84 million in certain costs and obligations will be deferred pursuant to various deferral agreements, including approximately
       $300,000 in estimated transaction costs. This differs from pro forma adjustment (C)
       on page 139 which reflects the deferral of only $197,000 in estimated transaction costs and results in total deferred costs and obligations of approximately $2.74 million. Please explain or revise your disclosures here and on pages 45, 50, 162, 195, and F-18. In addition, revise page 194 where you indicate the related party deferred obligations are payable within four months following the closing of the Business
       Combination as this differs from Exhibit 10.4 which indicates such amounts are payable no later than December 31, 2025.
Unaudited Pro Forma Condensed Combined Financial Information, page 130

4. Please revise the pro forma condensed combined statement of operations to reflect Bannix's operations for the fiscal year-ended December 31, 2024, and revise your pro forma adjustments as necessary. Refer to Rule 11-02(c)(2) through (c)(4) of
       Regulation S-X.
Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of
December 31, 2024, page 139

5. We note the addition of pro forma adjustment (O), which reflects a draw on due to related parties to provide cash to pay amounts due under the maximum redemption scenario. Please revise to clarify which related party will be lending these funds and describe the terms of the loan, including repayment terms.
Business of Target, page 166

6. We note your revised disclosures both here and on page 99 where you refer to the acquisition of intellectual property from Tokenize which was valued at $30 million.
       Please revise to clarify that the final valuation was governed by a third-party valuation report or otherwise disclose how you determined the final valuation. Also, clarify that for accounting purposes, this acquisition was recorded at the transferor's (Tokenize)
       historical cost such that a nominal amount is reflected in Target's financial statements related to such transaction.
 March 13, 2025
Page 3

Bannix Acquisition Corp.
Note 1- Description of Organization and Business Operations
Proposed Business Combination - VisionWave Technologies, page F-14

7.     We note your reference here and on pages F-41 and F-70 in Target and
VisionWave   s
       financial statements, respectively, to satisfying a minimum available cash condition.
       Based on your response to prior comment 34 in your response letter dated December
       27, 2024, the business combination does not have a minimum cash condition requirement. Please revise or advise.
Investment Company Act 1940, page F-20

8. Please revise your disclosure regarding the potential safe harbor and to otherwise update for the guidance the SEC provided for SPACs to consider when analyzing their status under the Investment Company Act of 1940. See SEC Release No. 33-11265,
       Special Purpose Acquisition Companies, Shell Companies, and Projections, adopted on January 24, 2024. Please ensure any outdated disclosure is removed.
Note 12 - Subsequent Events, page F-33

9. We note your revised disclosure in response to prior comment 21. Please revise to include disclosure addressing the March 2025 special meeting to obtain shareholder vote to extend the deadline of the Business Combination up to June 14, 2025. To the
       extent any shareholders elect to redeem in connection with the special meeting, ensure you include a quantified discussion of such redemptions and revise your disclosures throughout the filing accordingly.
VisionWave Technologies Inc.
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Value of Acquired Securities, page F-45

10. We note your response to prior comment 23. You state the disclosure that "VisionWave required additional funding for its ongoing operations, and the parties
       agreed that Tokenize would invest an additional 10 million AVAI shares" was not meant to convey an explicit intent to use AVAI shares as a liquid asset. Accordingly, please revise this disclosure, as well as the similarly worded disclosure on page 175 and elsewhere throughout where you discuss the AVAI transaction, to more clearly describe the true intent of this transaction as a "strategic partnership" as discussed in your response. Also, revise page 170 to disclose information about this strategic partnership with AVAI like you do your other strategic partnerships. March 13, 2025
Page 4

        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-
551-3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Stephen M. Fleming
      Robert Yaspan